January 24, 2008

VIA EDGAR TRANSMISSION, FAX TO 202-772-9369 AND REGULAR MAIL

Mr. Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010 100 F Street, N.E.
Washington, D.C.   20549-7010

Re:   American Biltrite Inc.
      Form 10-K for Fiscal Year Ended December 31, 2006 Forms 10-Q for Fiscal Quarters Ended March 31, 2007, June 30, 2007 and September 30, 2007

      File No. 1-4773

Dear Mr. Decker:

This letter sets forth the responses of American Biltrite Inc., a Delaware corporation (the "Company"), to the comments of the staff of the Securities and Exchange Commission (the "Staff") set forth in the Staff's letter dated January 18, 2008 (the "Comment Letter") regarding the above-referenced Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. For the convenience of the Staff, we have set forth in this letter (in italics) each of the Staff's comments that were included in the Comment Letter and numbered each of the responses to those comments included herein to correspond with the respective comment number from the Comment Letter.

                 FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Financial Statements

1. Significant Accounting Policies, Page 54

Principles of Consolidation, page 54

1. We note your response to prior comment 2. Please provide this clarifying information in future filings.

We will provide the clarifying information in future filings.

Asbestos Liabilities and Congoleum Plan of Reorganization, page 60

2. We note your response to prior comment 4. Please provide this clarifying information in future filings.

We will provide the clarifying information in future filings.

9. Congoleum Asbestos Liabilities and Planned Reorganization, page 93

3. We note your response to prior comment 8. You state that "As Congoleum has previously advised the staff, the range of $40 million to $1.4 billion...is the minimum and maximum of all estimates, but each estimate has its own range, and the minimums of some ranges exceed the maximums of other ranges." Does this mean that an expert has identified a range of estimates for your liability for asbestos claims by claimants not determined under the claimant agreement and unasserted future claims for which the minimum of such range was less than $40 million? If so, revise your disclosures to clarify. If not, we reiterate our prior concerns regarding your conclusion that a reasonable estimate cannot be developed.

Congoleum has not received a range of estimated liability for asbestos claims by claimants not determined under the claimant agreement and unasserted future claims with a minimum that was less than $40 million. However, as previously explained, Congoleum obtained several ranges of estimates of this liability, all of which were based on the same facts and claims history. While the lowest minimum of these ranges is $40 million, the highest minimum is $1 billion. Given the disparity between the respective minimums of these ranges, Congoleum cannot conclude that any one of these minimum amounts is reasonable. FAS 5 paragraph 59 states "The requirement that the loss be reasonably estimable is intended to prevent accrual in the financial statements of amounts so uncertain as to impair the integrity of those statements. The Board has concluded that disclosure is preferable to accrual when a reasonable estimate of loss cannot be made." Congoleum continues to believe a reasonable estimate cannot presently be developed, and that the selection of any one of the minimum amounts might impair the integrity of the financial statements. Congoleum will continue to evaluate the liability and record an appropriate accrual should a reasonable estimate be determinable.

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If you have any questions regarding the foregoing, please do not hesitate to contact me at: 781-237-6655.

Sincerely,

American Biltrite Inc.


Howard N. Feist
Chief Financial Officer